Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,
	2013	2012	2011	2010	2009
Income before Provision for Income Taxes	$23,087	$33,836	$26,695	$21,711	$15,184
Additions:
Fixed charges	10,564	7,087	7,398	3,108	2,447
Total Earnings	$33,651	$40,923	$34,093	$24,819	$17,631

Fixed Charges
Interest expense	$9,950	$6,294	$6,659	$2,434	$1,791
Preferred stock dividends	—	—	—	—	—
Capitalized interest	—	—	—	—	—
Estimate of interest portion of rental expenses	614	793	739	674	656
Total Fixed Charges	$10,564	$7,087	$7,398	$3,108	$2,447

Ratio of Earnings to Fixed Charges	3.2	5.8	4.6	8.0	7.2

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.2	5.8	4.6	8.0	7.2